    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 1998



                                                      REGISTRATION NO. 333-43235

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          SIMON DEBARTOLO GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        MARYLAND                                               35-1901999
            (STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NUMBER)

                            ------------------------

                              NATIONAL CITY CENTER
                           115 WEST WASHINGTON STREET
                                 SUITE 15 EAST
                             INDIANAPOLIS, IN 46204
                                 (317) 636-1600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  DAVID SIMON
                            CHIEF EXECUTIVE OFFICER
                          SIMON DEBARTOLO GROUP, INC.
                              NATIONAL CITY CENTER
                           115 WEST WASHINGTON STREET
                                 SUITE 15 EAST
                             INDIANAPOLIS, IN 46204
                                 (317) 636-1600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:
                             DAVID C. WORRELL, ESQ.
                                BAKER & DANIELS
                           300 NORTH MERIDIAN STREET
                                   SUITE 2700
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 237-1110

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time or at one time after the effective date of the Registration Statement.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


    THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

PROSPECTUS


                                                                            LOGO

                                1,534,330 SHARES

                          SIMON DEBARTOLO GROUP, INC.

                                  COMMON STOCK

                            ------------------------

     All of the shares of common stock ("Common Stock"), par value $.0001 per share, of Simon DeBartolo Group, Inc. (the "Company") offered hereby (the "Shares") may be sold from time to time by the stockholder described herein (the "Selling Stockholder") in transactions on the New York Stock Exchange ("NYSE") or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions, other than underwritten public offerings. The aggregate proceeds to the Selling Stockholder from the sale of the Shares will be the purchase price thereof, less the aggregate dealer's, broker's or agent's discount. The Company will not receive any of the proceeds from the sale of the Shares.

     All of the Shares have been "restricted securities" under the Securities Act of 1933, as amended (the "Act"), prior to their registration under the registration statement of which this Prospectus is a part. On December 8, 1997, the Company issued 1,534,330 shares of Common Stock to the Selling Stockholder in a private transaction, all of which shares are being registered. The registration of the shares of Common Stock being registered hereby does not necessarily mean that any of such shares will be offered or sold by the Selling Stockholder. In connection with any sales, the Selling Stockholder and any brokers participating in such sales may be deemed to be "underwriters" within the meaning of the Act. See "Selling Stockholder" and "Plan of Distribution."

     All expenses incurred in connection with this offering are being borne by the Company, other than any discounts paid or allowed by the Selling Stockholder to dealers, brokers or agents.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                            ------------------------


                The date of this Prospectus is January 12, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. The Company's Common Stock is traded on the New York Stock Exchange ("NYSE"). Reports and other information concerning the Company may be inspected at the principal office of the NYSE at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. The Commission maintains a World Wide Web Site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. This Registration Statement has been so filed and may be obtained at such site. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

          1. The Company's Registration Statement on Form 8-A, dated November 24, 1993, which contains a description of the Common Stock, including any amendment or report filed for the purpose of updating such description;

          2. The Company's Proxy Statement dated March 31, 1997, relating to the annual meeting of stockholders held on May 14, 1997;

          3. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          4. The Company's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997, June 30, and September 30, 1997; and

          5. The Company's Current Reports on Form 8-K filed on March 27, May 22, July 8, July 23, August 15, September 15, September 17, October 14, November 21, November 24, and December 23, 1997.

     The Company's Exchange Act filing number is 1-12618.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits and schedules to such documents). Requests should be directed to: James
M. Barkley, General Counsel, at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, IN 46204, Telephone (317) 636-1600.

                                  THE COMPANY

     The Company is a self-administered and self-managed real estate investment trust ("REIT"). Through its subsidiary partnerships, Simon DeBartolo Group, L.P. (the "Operating Partnership") and Simon Property Group, L.P. ("SPG, LP" and, together with the Operating Partnership, the "Partnerships"), the Company is engaged primarily in the ownership, development, management, leasing, acquisition and expansion of income producing properties, primarily regional malls and community shopping centers. On August 9, 1996 (the "Merger Date"), the Company acquired the national shopping center business of DeBartolo Realty Corporation ("DRC"), The Edward J. DeBartolo Corporation ("EJDC") and their affiliates as the result of the merger (the "Merger") of DRC with a subsidiary of the Company. As a result of the Merger, the Company expanded its portfolio by 61 properties and combined the management resources of the merged entities to create one of the most experienced management teams in the shopping center business. Management believes that the Company's portfolio, as measured in gross leasable area ("GLA"), is the largest and most geographically diverse portfolio of any publicly traded REIT in North America and that the Company's market capitalization is the largest of any publicly traded real estate company in North America.

     On September 29, 1997, the Operating Partnership completed a cash tender offer for all of the outstanding shares of beneficial interest of The Retail Property Trust, a Massachusetts business trust ("RPT"). RPT owned 98.8% of Shopping Center Associates, a New York general partnership ("SCA"), which owned or had interests in twelve regional malls and one community center comprising approximately twelve million square feet of GLA in eight states. Following the completion of the tender offer, the SCA portfolio was restructured. The Operating Partnership exchanged its 50% interests in two SCA properties for similar interests in two other SCA properties in which it had 50% interests, with the result that SCA now owns interests in a total of eleven properties. In addition, an affiliate of the Operating Partnership acquired the remaining 1.2% interest in SCA. The total cost for the acquisition of RPT and related transactions is estimated at $1.2 billion, which includes debt of SCA and SCA's share of joint venture debt.

     Management continues to actively review and evaluate a number of individual property and portfolio acquisition opportunities. Certain of these opportunities are the subject of active negotiations. Such acquisitions may, individually or in the aggregate, be material to the results of operations or financial condition of the Company.

     In addition, the Company owns, through the Partnerships, substantially all of the economic interest in affiliated companies (the "Management Companies") which manage regional malls and community shopping centers not wholly owned by the Partnerships and certain other properties, engage in certain property development activities and provide architectural, design, construction and other services to substantially all of the Properties (as defined below) owned by the Partnerships, as well as certain other regional malls and community shopping centers owned by third parties.

     As of September 30, 1997, the Partnerships owned or held interests in a diversified portfolio of 200 income producing properties (the "Properties"), including 124 super-regional and regional malls, 66 community shopping centers, four specialty retail centers, five mixed-use properties and one value-oriented super-regional mall located in 33 states. The Properties contain an aggregate of approximately 128 million square feet of GLA, of which approximately 75 million square feet is GLA owned by the Company ("Owned GLA"). The Partnerships have interests in five properties under construction aggregating an additional four million square feet of GLA, and own seven parcels of land held for future development. The Partnerships, together with the Management Companies, own or manage approximately 144 million square feet of GLA of retail and mixed-use properties.

     As of September 30, 1997, the Company, the Partnerships and their affiliated Management Companies had an aggregate of approximately 5,900 employees.

     Unless indicated otherwise, the information in this Prospectus is presented as of September 30, 1997.

     The Company's executive offices are located at National City Center, 115 West Washington Street, Indianapolis, Indiana 46204, and its telephone number is
(317) 636-1600.

                              RECENT DEVELOPMENTS

     On November 11, 1997, the Company issued 3,809,523 shares of Common Stock upon the conversion of all of the outstanding shares of the Company's Series A Preferred Stock, $.0001 par value per share.

     On December 2, 1997, the Company issued 310,000 shares of Common Stock to an institutional investor in a public offering. The Company contributed the net proceeds of approximately $10.3 million to the Operating Partnership in exchange for an equal number of units of limited partnership interest ("Units") of the Operating Partnership.

     On December 8, 1997, the Operating Partnership acquired a 50% limited partnership interest in a limited partnership that owns one of the SCA properties, South Hills Village Shopping Center, a regional shopping center with approximately 1.1 million square feet of GLA located in Pittsburgh, Pennsylvania, for approximately $76.0 million. As a result, the Operating Partnership now owns 100% of the property. A portion of the purchase price was paid by issuing 1,534,330 shares of Common Stock valued at approximately $50.0 million.

     On December 23, 1997, the Company issued and sold 301,887 shares of Common Stock in an underwritten public offering. The Company received net proceeds, after estimated expenses, of approximately $9.5 million which it contributed to the Operating Partnership for an equal number of Units of the Operating Partnership.


     On December 29, 1997, the Company announced the formation of a joint venture with The Macerich Company, a publicly-held REIT ("Macerich"), to acquire a portfolio of twelve regional malls in eight states that comprise approximately
10.7 million square feet of GLA. The venture has agreed to pay $974.5 million for the portfolio, including the assumption of debt. The Company and Macerich would each own 50% of the joint venture and would manage one half of the acquired properties. The transaction is expected to close in February 1998.



     On January 5, 1997, the Company announced the acquisition of The Fashion Mall at Keystone at the Crossing, a 597,000 square foot GLA regional mall located in Indianapolis, Indiana, an adjacent small community center and several outparcels of real estate. The purchase price includes the assumption of approximately $64.9 million in permanent financing.



                                USE OF PROCEEDS


     The Company will not receive any of the proceeds from the shares sold by the Selling Stockholder, nor will any such proceeds be available for use by the Company or otherwise for the Company's benefit.

                            RESTRICTIONS ON TRANSFER

     The Company's Charter contains certain restrictions on the number of shares of capital stock of the Company (including the Common Stock, Class B Common Stock, Class C Common Stock and Series A Preferred Stock and any other series of preferred stock) that individual stockholders may own. For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), in addition to other requirements discussed in "Federal Income Tax Considerations" not more than 50% in value of the outstanding capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) and the capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the management of the Company currently believes it is essential for the Company to maintain its status as a REIT, the provisions of the Charter with respect to the Company's shares of Excess Stock as described below contain restrictions on the acquisition of its capital stock intended to ensure compliance with these requirements.

     The Charter provides that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the ownership limit (the "Ownership Limit"), which is equal to 6% (24% in the case of certain stockholders) of any class of capital stock of the Company (calculated based on the lower of outstanding shares, voting power or value). In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the Ownership Limit, such transfer or other event with respect to that number of shares that would be owned by the transferee in excess of the Ownership Limit would be deemed void ab initio and the intended transferee would acquire no rights in such shares of stock. Such shares of stock would automatically be converted into shares of Excess Stock, according to rules set forth in the Charter, to the extent necessary to ensure that the purported transfer or other event does not result in ownership of shares of stock in violation of the Ownership Limit. The Board of Directors may exempt a person from the Ownership Limit if the Board receives a ruling from the IRS or an opinion of tax counsel that such ownership will not jeopardize the Company's status as a REIT.

     Upon a purported transfer or other event that results in Excess Stock, the Excess Stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by the Company. Such Excess Stock will be issued and outstanding stock of the Company, and it will be entitled to dividends equal to any dividends which are declared and paid. Any dividend or distribution paid prior to the discovery by the Company that stock has been converted into Excess Stock is to be repaid upon demand. The recipient of such dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void ab initio with respect to such shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of Excess Stock into which such shares were converted. Such Excess Stock will also be entitled to such voting rights as are ascribed to the stock from which such shares of Excess Stock were converted. Any voting rights exercised prior to discovery by the Company that shares of stock were converted to Excess Stock will be rescinded and recast as determined by the trustee.

     While Excess Stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to such Excess Stock only to a person whose ownership of the shares of stock would not violate the Ownership Limit, at which time the Excess Stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the Excess Stock was originally exchanged.

     The Charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which such Excess Stock was exchanged during the period that such Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the trust in acquiring or holding such Excess Stock and to hold such Excess Stock on behalf of the trust.

     The Charter further provides that the Company may purchase, for a period of 90 days during the time the Excess Stock is held by the trustee in trust, all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the price paid for the stock by the purported transferee (or if no notice of such purchase price is given, at a price to be determined by the Board of Directors, in its sole discretion, but no lower than the lowest market price of such stock at any time prior to the date the Company exercises its purchase option) and the closing market price for the stock on the date the Company exercises its option to purchase. The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to the Company of the transfer or (if no notice is given) the date the Board of Directors determines that a violative transfer or other event has been made.

     The Charter further provides that in the event of a purported issuance or transfer that would, if effective, result in the Company being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void ab initio, and the intended transferee would acquire no rights to the stock.

     All certificates representing shares of any class of stock of the Company bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage as may be required by the Code or regulations promulgated thereunder) of the outstanding stock must file an affidavit with the Company containing the information specified in the Charter before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT and the Charter or to comply with the requirements of any taxing authority or governmental agency.

     The Excess Stock provision will not be removed automatically even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material federal income tax considerations that may be relevant to a prospective purchaser of Common Stock. The following is based upon current law, and is not tax advice. This discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws, nor does it give a detailed discussion of any state, local or foreign tax considerations.

     This discussion was prepared by Baker & Daniels, counsel to the Company, and is based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS, and judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale of assets held for more than 18 months by individuals, trust and estates. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their stockholders. See "-- Recent Legislation."

GENERAL

     The Company, its subsidiary, SD Property Group, Inc. ("SD Property") and the Operating Partnership's subsidiary, RPT (together with the Company and SD Property, the "Companies") have each made elections to be taxed as REITs under the Code, and applicable Treasury Regulations relating to REIT qualification (the "REIT Requirements"). Management believes that the Companies have been organized and operate in such a manner as to qualify for taxation as REITs under the Code. The Companies intend to continue to operate in such a manner, but no assurance can be given that they have operated in a manner so as to qualify or will operate in a manner so as to remain qualified. If either SD Property or RPT cease to qualify as a REIT, the Company would also cease to qualify as a REIT.

     The REIT Requirements, relating to the federal income tax treatment of REITs and their stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

TAXATION OF REITS

     A REIT generally is not subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is distributed currently to stockholders because the REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the stockholder level) that generally results from investment in a corporation.

     However, REITs are taxed at regular corporate rates on their ordinary income and capital gain not distributed to its stockholders and may be subject to federal income or excise tax in certain other circumstances, some of which are as follows. First, a REIT may be subject to the "alternative minimum tax" on its items of tax preference, if any. Second, if the REIT has net income from a "prohibited transaction" (generally, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Third, if the REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test, multiplied by a fraction intended to reflect the REIT's profitability. Fourth, if the REIT should fail to distribute with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the REIT will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

REQUIREMENTS FOR QUALIFICATION

     To qualify as a REIT, a corporation must elect to be so treated and must meet the requirements discussed below, relating to its organization, sources of income, nature of assets, and distributions of income to stockholders.

  Organizational Requirements

     The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for the REIT Requirements; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) that has the calendar year as its taxable year; (vi) the beneficial ownership of which is held by 100 or more persons; and (vii) during the last half of each taxable year not more than 50% in value of the outstanding capital stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities). In addition, certain other tests, described below, regarding the nature of a REIT's income and assets must also be satisfied. The Code provides that conditions (i) through (v), inclusive, must be met during the entire taxable year and that condition (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (vi) and (vii) do not apply until after the first taxable year for which an election is made to be taxed as a REIT.

     The Company satisfies the requirements set forth in (i) through (vi) above and believes that it satisfies the requirement set forth in (vii) above. In addition, the Charter includes certain restrictions regarding transfer of the Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (vi) and (vii) above.

     SD Property satisfies the requirements set forth in (i) through (vi) above, and requirement (vii) is satisfied by virtue of the Company's owning 99.99% of SD Property's outstanding stock.

     RPT satisfies the requirements set forth in (i) through (vi) above, and requirement (vii) is satisfied by virtue of the Operating Partnership owning 99.99% of RPT's outstanding stock.

     The Company currently has several "qualified REIT subsidiaries." Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction, and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities, and such items (as the case may be) of the REIT. In applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of the Company.

     In the case of a REIT which is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of the RElT Requirements, including satisfying the income tests and asset tests. Thus, the Company's and SD Property's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the partnerships in which the Operating Partnership has an interest are treated as assets, liabilities and items of income of the Company and SD Property for purposes of applying the requirements described herein, provided that the Operating Partnership and the other partnerships in which the Company or SD Property holds a direct or indirect interest are treated as partnerships for federal income tax purposes. RPT's proportionate share of the assets, liabilities and items of income of SCA which is owned by RPT and another affiliate of the Operating Partnership, are treated as assets, liabilities and items of income of RPT. SCA owns interests in eleven properties. Dividends received by the Operating Partnership from RPT are treated as income that satisfies the 75% gross income test and the 95% gross income test discussed below and the stock of RPT owned by the Operating Partnership is treated as a real estate asset for purposes of the asset test described below. See "-- Effect of Tax Status of Operating Partnership and Other Partnerships on REIT Qualification."

  Income Tests

     To maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually by each of the Companies. First, at least 75% of each company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property", "dividends from qualified REITS" and, in certain circumstances, interest) or from "qualified temporary investment income" (described below). Second, at least 95% of each company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of each company's gross income (including gross income from prohibited transactions) for each taxable year; however, the 30% test has been repealed effective for taxable years commencing after August 5, 1997. In applying these tests, the Company and SD Property will each be treated as realizing its share of the income and bearing its share of the loss of the Operating Partnership and RPT will be treated as realizing its share of the income and bearing its share of the loss of SCA. The character of such income or loss, as well as other partnership items, will be determined at the partnership level.

     Rents received by each company will qualify as "rents from real property" only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income; provided, however, that the REIT may directly perform certain customary services (e.g., furnishing water, heat, light and air conditioning, and cleaning windows, public entrances and lobbies) other than services which are considered rendered to the occupant of the property. Interpretations of the law concerning the types of services that may be rendered by a REIT to its tenants is constantly evolving and the consequences of rendering impermissible services are somewhat uncertain.

     None of Companies charge, nor anticipate charging, more than a de minimis amount of rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above). Although management cannot be absolutely certain whether all Related Party Tenants have been or will be identified because of complex attribution rules, none of the Companies anticipate receiving rents in excess of a de minimis amount from Related Party Tenants. None of the Companies anticipate holding a lease on any property in which rents attributable to personal property constitute greater than 15% of the total rents received under the lease. The Company and SD Property, through the Operating Partnership, have operated and managed and will continue to operate and manage the properties wholly-owned by the Operating Partnership directly without using an "independent contractor" and to perform all permitted development, construction and leasing services for such properties. The Operating Partnership currently operates and manages all but one of the eleven properties owned in whole or in part by SCA. The remaining SCA property is operated and managed by an "independent contractor". Prior to the Operating Partnership's acquisition of RPT, all of the SCA properties were managed by "independent contractors". Based upon publicly available information regarding services provided by landlords of comparable properties in the same geographic areas as the Properties, management believes that the services currently provided to substantially all of the lessees of these properties are those usually or customarily rendered in connection with the rental of space for occupancy only. Management intends to continue to limit services to tenants to such customary services. As noted above, this area of the law is somewhat uncertain and no absolute assurance can be given that the IRS or a court will concur with management's analysis with respect to such services.

     The Operating Partnership indirectly owns 5% of the voting common stock, substantially all of the nonvoting common stock and all of the preferred stock of M.S. Management Associates, Inc. (the "SPG Management Company"), a corporation that is taxable as a regular corporation. The SPG Management Company performs management, development, construction and leasing services for properties and other real estate owned in whole or in part by third parties. The income is earned by and taxed to the SPG Management Company and is received by the Operating Partnership only indirectly as dividends and interest that qualify under the 95% test. The Operating Partnership also owns 5% of the voting common stock and all of the preferred stock of DeBartolo Properties Management, Inc. (the "DRC Management Company"), a corporation that is also taxable as a regular corporation. The SPG Management Company owns 95% of the voting common stock of the DRC Management Company. The SPG Management Company and the DRC Management Company (together with their respective subsidiaries, the "Management Companies") perform management, development, construction and leasing services for (i) all but one of the income-producing properties that are less than wholly-owned, directly or indirectly, by the Operating Partnership and that are not managed by the Operating Partnership or one of the subsidiary partnerships,
(ii) the properties that were not transferred to the Company or the SPG Management Company in connection with the initial public offering of the Common Stock consummated in December, 1993 in which members of the families of Melvin Simon or Herbert Simon or their affiliates own an interest and (iii) other real estate owned in whole or in part by third parties. The income that is earned by and taxed to the Management Companies is received by the Operating Partnership only indirectly as dividends and interest that qualify under the 95% test. Income received by the Operating Partnership from the management of properties that are not wholly-owned, directly or indirectly, by the Operating Partnership qualifies for the 75% and 95% income tests to the extent of the Operating Partnership's ownership of such properties. Based on the foregoing, it is expected that substantially all of the Company's and SD Property's income is and will continue to be derived from their interests in the Operating Partnership, and substantially all of the income of RPT will be derived from its interest in SCA which income will, for the most part, qualify as "rents from real property" for purposes of the 75% and 95% gross income tests.

     If any of the Companies fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) the failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the failing company attaches a schedule of the sources of its income to its return, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible however, to state whether in all circumstances a company would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision applies to provide relief if the 30% income test is failed, and in such case, such company would cease to qualify as a REIT. See "-- Failure to Qualify."

  Asset Tests

     In order for each of the Companies to maintain its qualification as a REIT, at the close of each quarter of its taxable year it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of each company's total assets must be represented by real estate assets (which for this purpose include (i) its allocable share of real estate assets held by partnerships in which such company or a "qualified REIT subsidiary" of such company owns an interest, (ii) stock or debt instruments purchased with the proceeds of a stock offering or a long-term (at least five years) debt offering of such company and held for not more than one year from the date such company receives such proceeds), cash, cash items, and government securities and (iii) stock of other REITs. Second, not more than 25% of each company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by such company may not exceed 5% of the value of such company's total assets, and such company may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another REIT).

     The Company and SD Property are deemed to hold directly their proportionate shares of all real estate and other assets of the Operating Partnership and RPT is deemed to hold directly its proportionate share of all real estate and other assets of SCA. As a result, each company plans to hold more than 75% of its assets as real estate assets. In addition, none of the Companies plan to hold any securities representing more than 10% of any one issuer's voting securities, other than any qualified REIT subsidiary or another REIT, nor securities of any one issuer exceeding 5% of the value of such company's gross assets (determined in accordance with generally accepted accounting principles). Securities of SD Property or RPT held by the Company or the Operating Partnership will not violate the asset test so long as SD Property and RPT each qualifies as a REIT. If, however, either company fails to qualify as a REIT, then the Company would fail this asset test because the Company would then hold more than 10% of the securities of an issuer which is not a REIT.

     The Operating Partnership indirectly owns 5% of the voting common stock, substantially all of the nonvoting common stock and all of the participating preferred stock of the SPG Management Company, which, in the aggregate, does not exceed 10% of the voting securities of the SPG Management Company. The Operating Partnership also owns 5% of the voting common stock and all of the nonvoting preferred stock of the DRC Management Company, which, in the aggregate, does not exceed 10% of the voting securities of the DRC Management Company. Management believes that (a) neither the value of the securities of SPG Management Company nor the value of the securities of DRC Management Company held by the Company will exceed 5% of the value of the total assets of the Company and (b) neither the value of the securities of SPG Management Company nor the value of DRC Management Company held by SD Property will exceed 5% of the value of the total assets of SD Property.

     After initially meeting the asset tests at the close of any quarter, a company will lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Companies maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

  Annual Distribution Requirements

     In order to be treated as a REIT, each of the Companies is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and such company's net capital gain) and (b) 95% of its net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (ii) the sum of certain items of noncash income.

     To the extent that a company does not distribute all of its net capital gain or distributes at least 95% (but less than 100%) of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed portion, at regular ordinary and capital gains corporate tax rates. Furthermore, if a company fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, such company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Each of the Companies has made and intends to continue to make timely distributions sufficient to satisfy this annual distribution requirement.

     It is expected that each of the Companies' taxable income will be less than its cash flow, due to the allowance of depreciation and other noncash charges in computing its taxable income. Accordingly, each of the Companies anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement.

     It is possible that, from time to time, one or more of the Companies may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of such company or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such situation occurs, in order to meet the 95% distribution requirement, such company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable share dividends. If the amount of nondeductible expenses exceeds noncash deductions, such company may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, a company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in such company's deduction for dividends paid for the earlier year. Thus, a company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, such company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

     If any of the Companies fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, such company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. The failure of either SD Property or RPT to qualify as a REIT will also cause the Company to fail to qualify as a REIT and subject the Company to such tax. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Companies (if any of them fails to qualify as a REIT) will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances any of the Companies would be entitled to such statutory relief.

TAXATION OF U.S. STOCKHOLDERS

     As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock that (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity (other than a trust) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) is a trust over which a court in the United States is able to exercise primary supervision and over which one or more United States fiduciaries have authority to control all substantive decisions. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as follows.

  Distributions Generally

     Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will be taxable as ordinary income to such holders up to the amount of the Company's current or accumulated earnings and profits. Such distributions are not eligible for the dividends-received deduction for corporations. To the extent that the Company makes distributions in excess of its current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. Stockholders' shares of Common Stock, and distributions in excess of the U.S. Stockholders' tax basis in their respective shares of Common Stock are taxable as gain realized from the sale of such shares. Dividends declared by the Company in October, November, or December of any year payable to a stockholder of record on a specified date in any such month will be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include on their own income tax returns any tax losses of the Company.

     The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the greater of its current or accumulated earnings and profits. As a result, stockholders may be required to treat certain distributions that would otherwise result in a tax free return of capital as taxable dividends. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

  Capital Gain Dividends

     Dividends to U.S. Stockholders that are properly designated by the Company as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held his stock. Corporate stockholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations. Beginning in 1998, the Company may elect to retain and pay income tax on some or all of its undistributed net capital gains, in which case the Company's stockholders would include such retained amount in their income. In that event the stockholders would be entitled to a tax credit or refund in the amount of the tax paid by the Company on the undistributed gain allocated to the stockholders and the stockholders would be entitled to increase their tax basis by the amount of undistributed capital gains allocated to such stockholders reduced by the amount of the credit. See "-- Recent Legislation."

  Dispositions of Shares of Common Stock

     A U.S. Stockholder will recognize gain or loss on the sale or exchange of shares of Common Stock to the extent of the difference between the amount realized on such sale or exchange and the holder's tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. A U.S. Stockholder that is an individual, trust or estate and that holds shares of Common Stock for more than 18 months will be subject to a maximum tax of 20% on gains from the sale or disposition of such shares. See "-- Recent Legislation." Losses incurred on the sale or exchange of shares of Common Stock held for six months or less (after applying certain holding period rules), however, will generally be deemed long-term capital loss to the extent of any long-term capital gain dividends received by the U.S. Stockholder and undistributed capital gains allocated to such U.S. Stockholder with respect to such shares.

     In addition, Notice 97-64 provides temporary guidance with respect to the taxation of capital gain dividends. Pursuant to Notice 97-64, forthcoming Temporary Regulations will provide that capital gains allocated to a stockholder by the Company may be designated as a 20% rate gain distribution, an unrecaptured Section 1250 gain distribution subject to a 25% rate, or a 28% rate gain distribution. In determining the amounts which may be designated as each class of capital gains dividends, a REIT must calculate its net capital gains as if it were an individual subject to a marginal tax rate of 28%. Unless specifically designated otherwise by the Company, a distribution designated as a capital gain distribution is presumed to be a 28% rate gain distribution. In addition, if a capital gain dividend is received on or after May 7, 1997, but is treated as being paid during a taxable year that ends on or before that date, the dividend will be taxable as a 28% rate gain distribution. If the Company elects to allocate any undistributed net long-term capital to its stockholders, as discussed above, the undistributed long-term capital gains are considered to be designated as capital gain dividends for purposes of Notice 97-64.

  Treatment of Tax-Exempt U.S. Stockholders

     Most tax-exempt entities are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in
Section 512(a) of the Code ("UBTI"). Distributions by the Company to a tax-exempt entity, generally, should not constitute UBTI, provided that the tax-exempt entity has not financed its acquisition of Common Stock with "acquisition indebtedness" within the meaning of the Code and the Common Stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they received from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule. However, because the Company's stock is publicly traded, no assurance can be given that the Company is not or will not become a pension-held REIT.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN STOCKHOLDERS

     The rules governing United States federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships, and other entities that do not qualify as U.S. Stockholders (collectively, "Non-U.S. Stockholders") are complex, and the following discussion is intended only as a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, and local income tax laws on an investment in the REIT, including any reporting requirements, as well as the tax treatment of such an investment under tax treaties and their home country laws.

     In general, Non-U.S. Stockholders will be subject to regular United States federal income tax with respect to their investment in the Company if such investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a United States trade or business may also be subject to the branch profits tax under section 884 of the Code, which is payable in addition to regular United States corporate income tax. The Company expects to withhold United States income tax, as described below, on the gross amount of any distributions paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company, or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the Company, claiming that the distribution is "effectively connected" income.

     A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits. Generally, an ordinary income dividend received by a Non-U.S. Stockholder that is not "effectively connected" with such Non-U.S. Stockholder's trade or business in the United States will be subject to a United States withholding tax equal to 30% of the gross amount of the distribution unless such tax is reduced or eliminated by an applicable tax treaty. A distribution of cash in excess of the Company's earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Stockholder's basis in its shares of Common Stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of shares.

     Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if such distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Stockholder will be taxed at the capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption. The Company will be required to withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of ordinary dividends paid out of earnings and profits. The amount withheld is creditable against the Non-U.S. Stockholder's actual U.S. tax liability.

     A sale of shares of Common Stock by a Non-U.S. Stockholder generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA or are effectively connected with a U.S. trade or business. The shares of Common Stock of the Company will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. Currently, the Company is a domestically controlled REIT, and therefore the sale of shares in the Company are not subject to taxation under FIRPTA. However, because the shares of Common Stock are publicly traded, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company, in the future, does not constitute a domestically controlled REIT, whether a Non-U.S. Stockholder's sale of shares of Common Stock would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether the shares were "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange, on which the shares of Common Stock will be listed) and on the size of the selling stockholder's interest in the Company.

     If the gain on the sale of the Company's shares were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of such shares may be required to withhold 10% of the purchase price and remit such amount to the IRS. Notwithstanding the foregoing, capital gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual's capital gains.

     The United States Treasury has recently issued final regulations (the "Final Regulations") which affect the rules applicable to payments to foreign persons. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and modify reliance standards. In addition, the Final Regulations also address certain issues relating to intermediary certification procedures designed to simplify compliance by withholding agents. The Final Regulations are generally effective for payments made on or after January 1, 1999, subject to certain transition rules. Prospective purchasers should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of Common Stock.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company will report to its U.S. Stockholders and the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. U.S. Stockholders, other than certain exempt recipients, such as corporations and tax-exempt organizations, may be subject to backup withholding at a rate of 31% with respect to distributions paid unless such stockholder complies with applicable requirements of backup withholding rules. U.S. Stockholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Any amount of backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against such U.S. Stockholder's United States federal income tax liability and may entitle such U.S. Stockholder to a refund, provided that the required information is furnished to the IRS.

     Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Stockholders. For example, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. Non-U.S. Stockholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements.

OTHER TAX CONSIDERATIONS

  Effect of Tax Status of Operating Partnership and Other Partnerships on REIT Qualification.

     All of the Company's and SD Property's investments are through the Operating Partnership and other partnerships in which the Company and SD Property hold a direct or indirect interest. All of RPT's investments are through SCA and the partnerships in which RPT holds an indirect interest. Management believes that the Operating Partnership and SCA, and each other partnership in which any of the Companies holds an interest, is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the Operating Partnership were treated as an association taxable as a corporation, both the Company and SD Property would cease to qualify as a REIT and if SCA were treated as an association taxable as a corporation, all of the Companies would cease to qualify as REITs. If any of the other partnerships were treated as an association taxable as a corporation and the interest in such partnership held by the Operating Partnership or SCA exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the assets of one of the Companies, then such company (and, under certain circumstances, all of the Companies) would cease to qualify as a REIT. Furthermore, in such a situation, any partnership treated as a corporation would be subject to corporate income taxes, and distributions from any such partnership to the Company, SD Property or RPT, as the case may be, would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which therefore could make it more difficult for the Company, SD Property or RPT to meet the 75% asset test described above. Finally, in such a situation, the Company, SD Property or RPT would not be able to deduct its share of any losses generated by any such partnership in computing its taxable income.

  Sale of Partnership Property

     Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the REIT Requirements, each of the Companies' share as partners of any gain from the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company." Such prohibited transaction income will also have an adverse effect upon the ability of such company to satisfy the income tests for REIT status. See "-- Requirements for Qualification -- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties during the year and the expenditures includible in a property's basis made during the four-year period prior to disposition must not exceed 30% of the property's net sales price. The Operating Partnership and SCA hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing the Properties and to make such occasional sales of the Properties, including peripheral land, as are consistent with the Operating Partnership's and SCA's investment objectives. No assurance can be given, however, that every property sale will constitute a sale of property held for investment.

     There are additional consequences with respect to a sale or other taxable disposition of any of the Properties (a "Covered Sale") listed in Exhibit C to the Fifth Amended and Restated Limited Partnership Agreement of the Operating Partnership (the "Amended Operating Partnership Agreement"). During the five-year period beginning with the Merger Date, a limited partner of the Operating Partnership (a "Limited Partner") who is allocated pre-contribution gain under Section 704(c) of the Code on a Covered Sale is entitled to a distribution, pro rata in accordance with the Units, of sufficient cash to pay any tax liability incurred by reason of such allocation and distribution. In addition, during the sixth through the eighth years after the Merger Date, a Limited Partner that is a DeBartolo family member or an affiliate of the DeBartolo family (including certain estates and trusts) who is allocated gain on a Covered Sale can require the Operating

Partnership to exchange such Limited Partner's Units pursuant to the exchange rights under the Amended Operating Partnership Agreement for cash to the extent of the tax due on such allocation and exchange.

RECENT LEGISLATION

     The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates and certain changes to the requirements for qualification and the taxation of REITs. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a stockholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

     The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years commencing after August 5, 1997. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing impermissible services does not exceed one percent of all amounts received, directly or indirectly, by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least 150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount in excess of actual payments received will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to require its stockholders to include the REIT's undistributed net capital gains in their income. If a REIT makes such an election, the REIT's stockholders would receive a tax credit attributable to their share of capital gains tax paid by a REIT on the undistributed net capital gains that was included in the stockholders' income, and such stockholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

STATE AND LOCAL TAXES

     The Company is and its stockholders may be, subject to state, local or other taxation in various state, local or other jurisdictions, including those in which they transact business or reside. The tax treatment in such jurisdictions may differ from the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in the Company.

POSSIBLE ADDITIONAL DEVELOPMENTS

     In addition to the 1997 Act, the rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. Additional new federal tax legislation may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of the Company or of its stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Company or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.

                              SELLING STOCKHOLDER

     The Company has agreed with New York State Teachers' Retirement System (the "Selling Stockholder") to file a registration statement with respect to the resale of the Shares and to use its best efforts to keep such registration statement continuously effective for as long as the Selling Stockholder owns the Shares or until the Company has delivered to the Selling Stockholder an opinion of counsel reasonably acceptable to the Selling Stockholder to the effect that the Shares may be sold pursuant to Rule 144(k) under the Securities Act. The following table sets forth certain information regarding beneficial ownership of the Selling Stockholder.

                                                                     PERCENT OF TOTAL
                                             BENEFICIALLY OWNED     OUTSTANDING SHARES     NUMBER OF SHARES
                   NAME                       NUMBER OF SHARES       OF COMMON STOCK       BEING REGISTERED
-------------------------------------------  ------------------     ------------------     ----------------
New York State Teachers' Retirement
  System...................................       1,794,230                  1.1%*             1,534,330

---------------
* Based on shares of Common Stock, Class B Common Stock and Class C Common Stock outstanding as of September 30, 1997, as adjusted to reflect issuance of the Shares.

                              PLAN OF DISTRIBUTION


     Any or all of the Common Stock to be sold by the Selling Stockholder may be sold to purchasers directly by or on behalf of the Selling Stockholder from time to time on the NYSE, in privately negotiated transactions or otherwise at prices prevailing in such market or as may be negotiated at the time of sale. The Common Stock to be sold by the Selling Stockholder may not be sold pursuant to an underwritten public offering. In effecting sales, brokers and dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive usual and customary commissions or discounts from the Selling Stockholder in amounts to be negotiated (and, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser). Brokers or dealers may agree with the Selling Stockholder to sell a specified number of shares of Common Stock at a stipulated price per share, and, to the extent such broker or dealer is unable to do so acting as agent for the Selling Stockholder, to purchase as principal any unsold shares of Common Stock at the prices required to fulfill the broker-dealer commitment to the Selling Stockholder. Brokers or dealers who acquire Common Stock as principal may thereafter resell such Common Stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other brokers or dealers, including transactions of the nature described above) on the NYSE, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of Common Stock commissions as described above.


     The Company is bearing all of the costs relating to the registration of the Common Stock. Any commission, discounts or other fees payable to a broker, dealer or market maker in connection with the sale of any Common Stock will be borne by the Selling Stockholder.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered pursuant to this Prospectus has been passed upon by Piper & Marbury L.L.P., Baltimore, Maryland on behalf of the Company. Certain tax matters as set forth under "Federal Income Tax Considerations" have been passed upon by Baker & Daniels, Indianapolis, Indiana.

                                    EXPERTS

     The audited financial statements and schedule incorporated by reference in the Registration Statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM. 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses (not including underwriting commissions and fees) of issuance and distribution of the securities are estimated to be:


    Securities and Exchange Commission Registration Fee........................  $14,611
    Accounting Fees and Expenses...............................................  $ 7,000(1)
    Attorneys' Fees and Expenses...............................................  $15,000(1)
    Miscellaneous Expenses.....................................................  $ 3,389(1)
                                                                                  ------
              Total............................................................  $40,000
                                                                                  ======


---------------

     (1) Estimated.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's officers and directors are indemnified under Maryland law, the Company's Charter and the Partnership Agreement of each of the Operating Partnership and SPG, LP against certain liabilities. The Company's Charter requires the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Maryland. No amendment of the Company's Charter shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. The Company's By-Laws contain provisions which implement the indemnification provisions of the Company's Charter. The Maryland General Corporation Law (the "MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service as directors or officers or in certain other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Maryland law permits the Company to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

     The Company's Charter contains a provision limiting the liability of directors and officers to the Company and its stockholders to the fullest extent permitted from time to time by the laws of Maryland. No amendment of the Company's Charter shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal. The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. Maryland law does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

     The Partnership Agreements of the Operating Partnership and SPG, LP, provide for indemnification of the officers and directors of each general partner of the Partnerships to the same extent indemnification is provided to officers and directors of the Company in its Charter, and limits the liability of such general partners and their officers and directors to the Partnerships and their partners to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Company's Charter.

     The Company has entered into indemnification agreements with each of the Company's directors and officers. The indemnification agreements require, among other things, that the Company indemnify its directors and officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover each director and officer if the Company obtains directors' and officers' liability insurance.

ITEM 16.  EXHIBITS.

     The list of exhibits is incorporated by reference to the Exhibit Index on page E-1.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
        Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on January 9, 1998.


                                          SIMON DeBARTOLO GROUP, INC.

                                          By: /s/      DAVID SIMON
                                            ------------------------------------
                                            David Simon, Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                   NAME                                 TITLE                      DATE
------------------------------------------  ------------------------------  ------------------

            /s/ MELVIN SIMON*               Co-Chairman of the Board of        January 9, 1998
------------------------------------------    Directors
               Melvin Simon
            /s/ HERBERT SIMON*              Co-Chairman of the Board of        January 9, 1998
------------------------------------------    Directors
              Herbert Simon

             /s/ DAVID SIMON                Chief Executive Officer and        January 9, 1998
------------------------------------------    Director (Principal
               David Simon                    Executive Officer)

         /s/ RICHARD S. SOKOLOV*            President, Chief Operating         January 9, 1998
------------------------------------------    Officer and Director
            Richard S. Sokolov

             /s/ BIRCH BAYH*                Director                           January 9, 1998
------------------------------------------
                Birch Bayh

                                            Director                           January 9, 1998
------------------------------------------
         Edward J. DeBartolo, Jr.

      /s/ M. DENISE DEBARTOLO YORK*         Director                           January 9, 1998
------------------------------------------
         M. Denise DeBartolo York

       /s/ WILLIAM T. DILLARD, II*          Director                           January 9, 1998
------------------------------------------
          William T. Dillard, II

          /s/ G. WILLIAM MILLER*            Director                           January 9, 1998
------------------------------------------
            G. William Miller

          /s/ FREDRICK W. PETRI*            Director                           January 9, 1998
------------------------------------------
            Fredrick W. Petri

        /s/ TERRY S. PRINDIVILLE*           Director                           January 9, 1998
------------------------------------------
           Terry S. Prindiville

        /s/ J. ALBERT SMITH, JR.*           Director                           January 9, 1998
------------------------------------------
           J. Albert Smith, Jr.

                   NAME                                 TITLE                      DATE
------------------------------------------  ------------------------------  ------------------


           /s/ PHILIP J. WARD*              Director                           January 9, 1998
------------------------------------------
              Philip J. Ward

       /s/ JAMES R. GIULIANO, III*          Senior Vice President              January 9, 1998
------------------------------------------    (Principal Financial
          James R. Giuliano, III              Officer)

         /s/ STEPHEN E. STERRETT            Senior Vice President and          January 9, 1998
------------------------------------------    Treasurer (Principal
           Stephen E. Sterrett                Financial Officer)

              /s/ JOHN DAHL                 Senior Vice President and          January 9, 1998
------------------------------------------    Chief Accounting Officer
                John Dahl                     (Principal Accounting
                                              Officer)

            *By/s/ DAVID SIMON
------------------------------------------
      David Simon, Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                     DESCRIPTION
 4*         Agreement for Issuance and Registration of Stock dated as of December 1, 1997, between New York State Teachers' Retirement System and Simon DeBartolo Group, Inc.
 5          Opinion of Piper & Marbury L.L.P.
 8          Opinion of Baker & Daniels
23.1*       Consent of Arthur Andersen LLP
23.2        Consent of Piper & Marbury L.L.P. is contained in their opinion filed as Exhibit 5
23.3        Consent of Baker & Daniels is contained in their opinion filed as Exhibit 8.
24          Power of Attorney (included in the signature page)


---------------

* Previously filed.


                                       E-1